UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 001-35913

TriState Capital Holdings, Inc.

(Exact name of registrant as specified in its charter)

c/o Raymond James Financial, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

(727) 567-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock

Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock

(Title of each class of securities covered by this Form)

Non-Voting Common Stock, no par value

5.75% Fixed-to-Floating Rate Subordinated Notes due 2030

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value: None.*

Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock: None.*

Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock: None.*

*

On October 20, 2021, TriState Capital Holdings, Inc. entered into an Agreement and Plan of Merger with Raymond James Financial, Inc., Macaroon One LLC and Macaroon Two LLC, pursuant to which, on June 1, 2022, Macaroon One LLC merged with and into TriState Capital Holdings, Inc., with TriState Capital Holdings, Inc. as the surviving entity, and immediately after such merger TriState Capital Holdings, Inc. merged with and into Macaroon Two LLC, with Macaroon Two LLC continuing as the surviving entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Macaroon Two LLC, as successor by merger to TriState Capital Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2022

MACAROON TWO LLC, as successor by merger to TriState Capital Holdings, Inc.

By: Raymond James Financial, Inc., its sole member

By:	/s/ Jonathan N. Santelli
Name: Jonathan N. Santelli
Title: Executive Vice President, General Counsel and Secretary